

Golden American Life Insurance Company
Separate Account B of Golden American Life Insurance Company

PROSPECTUS SUPPLEMENT
Dated September 2, 2003

Supplement to the Prospectus
Dated May 1, 2003
for

Deferred Combination Variable and Fixed Annuity Contracts
issued by
Golden American Life Insurance Company
("The ING SmartDesign Advantage Prospectus")

_____

The information in this supplement updates and amends certain information contained in the prospectus dated May 1, 2003. You should read and keep this supplement along with the prospectus.

1. The following investment portfolios and portfolio managers are added to the list of investment portfolios and portfolio managers available under your Contract:

> **Capital Research Management Company**
> ING American Funds Growth Portfolio (Class 2)[1]
> ING American Funds Growth-Income Portfolio (Class 2)[1]
> ING American Funds International Portfolio (Class 2)[1]
>
> **JP Morgan Fleming Asset Management (London) Ltd.**
> ING JP Morgan Fleming International Portfolio (Class S)[2]
>
> **ProFund Advisors LLC**
> ProFund VP Rising Rates Opportunity
>
> **Salomon Brothers Asset Management, Inc.**
> ING Salomon Brothers All Cap Portfolio (Class S)[1]
> ING Salomon Brothers Investors Portfolio (Class S)[1]
> ING Salomon Brothers Aggressive Growth Portfolio (Class S)[2]

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[1] The investment adviser for this portfolio is Directed Services, Inc. The portfolio manager listed is the sub-adviser. Directed Services is an affiliated Company of ING Groep, N.V.

[2] The investment adviser for this portfolio is ING Life Insurance and Annuity Company. The portfolio manager listed is the sub-adviser.

2. The following ING Investors Trust Portfolio has changed its name and subadviser as indicated in the chart below:

Former Fund Name and Subadviser	New Fund Name and Subadviser
ING JPMorgan Fleming International Enhanced EAFE Portfolio	ING Julius Baer Foreign Portfolio
Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	*Subadviser:* Julius Baer Investment Management, Inc.

3. Effective September 2, 2003, the ING VP LargeCap Growth Portfolio is closed for new premiums as well as reallocations from other investment options.

4. Appendix B — The Investment Portfolios, is amended to add the following investment options to those available under your Contract:

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *(formerly The GCG Trust)*	
ING American Funds Growth Portfolio (Class 2) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Capital Research Management Company	Invests all of its assets in shares of the Growth Fund, a series of American Funds Insurance Series, a registered open-end investment company. The Growth Fund seeks to make the shareholders' investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Growth Fund is designed for investors seeking long term capital appreciation through stocks.
ING American Funds Growth-Income Portfolio (Class 2) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Capital Research Management Company	Invests all of its assets in shares of the Growth-Income Fund, a series of American Funds Insurance Series, a registered open-end investment company. The Growth-Income Fund seeks to make the shareholders' investment grow and to provide shareholders with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The Growth-Income Fund is designed for investors seeking both capital appreciation and income.
ING American Funds International Portfolio (Class 2) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Capital Research Management Company	Invests all of its assets in shares of the International Fund, a series of American Funds Insurance Series, a registered open-end investment company. The International Fund seeks to make shareholders' investment grow over time by investing primarily in common stocks of companies located outside the United States. The International Fund is designed for investors seeking capital appreciation through stocks.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Salomon Brothers All Cap Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Salomon Brothers Asset Management, Inc.	A *nondiversified* Portfolio that seeks capital appreciation through investment in securities which the Subadviser believes have above-average capital appreciation potential. The Portfolio invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the Portfolio Manager believes are undervalued in the marketplace.
ING Salomon Brothers Investors Portfolio (Class S) *Investment Adviser:* Directed Services, Inc. *Investment Subadviser:* Salomon Brothers Asset Management, Inc.	Seeks long-term growth of capital. Secondarily seeks current income. The Portfolio invests primarily in equity securities of U.S. companies. The Portfolio may also invest in other equity securities. To a lesser degree, the Portfolio invests in income producing securities such as debt securities.
ING Partners, Inc.	
ING JPMorgan Fleming International Portfolio (Service Class) *Investment Adviser:* ING Life Insurance and Annuity Company *Investment Subadviser:* J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in securities of at least three different countries other than the U.S. and will invest in both developed and developing markets.
ING Salomon Brothers Aggressive Growth Portfolio (Service Class) *Investment Adviser:* ING Life Insurance and Annuity Company *Investment Subadviser:* Salomon Brothers Asset Management, Inc.	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts, of emerging growth companies.
ProFunds VP	
ProFund VP Rising Rates Opportunity *Investment Adviser:* ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (125%) the inverse (opposite) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond ("Long Bond").

5. Appendix B – The Investment Portfolios, is amended to add Aeltus Investment Management, Inc. as investment subadviser to each of the ING Variable Products Trust portfolios.

6. The following chart is added to "Appendix B — The Investment Portfolios." The column labeled "Gross Expense Ratio" shows the total annual operating expenses charged by a Trust or Fund, absent expense reimbursement or fee waiver arrangements. The column labeled "Net Expense Ratio" shows such total annual operating expenses after applicable expense reimbursement or fee waiver arrangements where such reimbursement or waiver is expected to continue through December 31, 2003.

Portfolio	Class	Manager	Gross Expense Ratio	Net Expense Ratio
ING Investors Trust				
ING American Funds Growth Portfolio	2	Capital Research and Management Company	1.18%	1.18%
ING American Funds Growth-Income Portfolio	2	Capital Research and Management Company	1.13%	1.13%
ING American Funds International Portfolio	2	Capital Research and Management Company	1.41%	1.41%
ING Eagle Asset Value Equity Portfolio	S	Eagle Asset Management, Inc.	0.95%	0.95%
ING Janus Growth and Income Portfolio	S	Janus Capital Management LLC	1.11%	1.11%
ING JPMorgan Fleming Small Cap Equity Portfolio	S	JPMorgan Fleming Asset Management (USA) Inc.	1.16%	1.16%
ING Julius Baer Foreign Portfolio	S	Julius Baer Investment Management, Inc.	1.26%	1.26%
ING Liquid Assets Portfolio	S	ING Investment Management LLC	0.53%	0.53%
ING MFS Research Portfolio	S	Massachusetts Financial Services Company	0.91%	0.91%
ING MFS Total Return Portfolio	S	Massachusetts Financial Services Company	0.91%	0.91%
ING PIMCO Core Bond Portfolio	S	Pacific Investment Management Company LLC	0.93%	0.93%
ING Salomon Brothers All Cap Portfolio	S	Salomon Brothers Asset Management, Inc.	1.01%	1.01%
ING Salomon Brothers Investors Portfolio	S	Salomon Brothers Asset Management, Inc.	1.01%	1.01%
ING Partners, Inc.				
ING JPMorgan Mid Cap Value Portfolio	Service	Robert Fleming, Inc.	1.35%	1.35%
ING JPMorgan Fleming International Portfolio	Service	JPMorgan Fleming Asset Management (London) Ltd.	1.25%	1.25%
ING MFS Capital Opportunities Portfolio	Initial	Massachusetts Financial Services Co.	0.90%	0.90%
ING MFS Global Growth Portfolio	Service	Massachusetts Financial Services Co.	1.45%	1.45%
ING Salomon Brothers Aggressive Growth Portfolio	Service	Salomon Brothers Asset Management Inc.	1.07%	1.07%
ING Van Kampen Comstock Portfolio	Service	Van Kampen	1.20%	1.20%
ING Variable Insurance Trust				
ING VP Worldwide Growth Portfolio	Service	ING Investments LLC	2.07%	1.23%
ING GET U.S. Core Portfolio		Aeltus Investment Management, Inc.	1.00%	1.00%

Portfolio	Class	Manager	Gross Expense Ratio	Net Expense Ratio
ING Variable Portfolios, Inc.				
ING VP Index Plus LargeCap Portfolio	S	Aeltus Investment Management, Inc.	0.71%	0.71%
ING VP Index Plus MidCap Portfolio	S	Aeltus Investment Management, Inc.	0.78%	0.78%
ING VP Index Plus SmallCap Portfolio	S	Aeltus Investment Management, Inc.	0.88%	0.85%
ING VP Value Opportunity Portfolio	S	Aeltus Investment Managemetn, Inc.	0.97%	0.97%
ING Variable Products Trust				
ING VP Convertible Portfolio	S	ING Investments LLC	3.49%	1.12%
ING VP Large Company Value Portfolio	S	ING Investments LLC	3.55%	1.10%
ING VP MagnaCap Portfolio	Service	ING Investments LLC	1.45%	1.10%
AIM Variable Insurance Funds				
AIM V.I. Dent Demographic Trends Fund	II	A I M Advisors, Inc.	1.68%	1.45%
AIM V.I. Growth Fund	II	A I M Advisors, Inc.	1.16%	1.16%
AllianceBernstein Variable Products Series Fund, Inc.				
AllianceBernstein Growth and Income Portfolio	B	Alliance Capital Management, L.P.	0.93%	0.93%
AllianceBernstein Premier Growth Portfolio	B	Alliance Capital Management, L.P.	1.31%	1.31%
AllianceBernstein Value Portfolio	B	Alliance Capital Management, L.P.	1.43%	1.43%
Fidelity Variable Insurance Products Portfolio				
Fidelity VIP Contrafund Portfolio	S2	Fidelity Management and Research Co.	0.93%	0.93%
Fidelity VIP Equity-Income Portfolio	S2	Fidelity Management and Research Co.	0.83%	0.83%
Fidelity VIP Growth Portfolio	S2	Fidelity Management and Research Co..	0.93%	0.93%
INVESCO Variable Investment Funds, Inc.				
INVESCO VIF — Financial Services Fund		INVESCO Funds Group, Inc.	1.09%	1.09%
INVESCO VIF — Health Sciences Fund		INVESCO Funds Group, Inc.	1.07%	1.07%
INVESCO VIF — Leisure Fund		INVESCO Funds Group, Inc.	3.96%	3.96%
INVESCO VIF — Utilities Fund		INVESCO Funds Group, Inc.	1.18%	1.15%
Janus Aspen Series				
Janus Aspen Series Worldwide Growth Portfolio	S	Janus Capital Management, LLC	0.95%	0.95%
PIMCO Variable Insurance Trust:				
PIMCO High Yield Portfolio		Pacific Investment Management Company	0.76%	0.75%

Portfolio	Class	Manager	Gross Expense Ratio	Net Expense Ratio
Pioneer Variable Contracts Trust				
Pioneer Fund VCT Portfolio	II	Pioneer Investment Management, Inc.	1.06%	1.06%
Pioneer Small Company VCT Portfolio	II	Pioneer Investment Management, Inc.	2.98%	1.58%
Pro Funds VP				
ProFund VP Bull		ProFund Advisors LLC	1.91%	1.91%
ProFund VP Europe 30		ProFund Advisors LLC	2.03%	1.98%
ProFund VP Rising Rates Opportunity		ProFund Advisors LLC	2.13%	1.98%
ProFund VP Small-Cap		ProFund Advisors LLC	1.97%	1.97%
Prudential Series Fund, Inc.				
Jennison Portfolio	II	Jennison Associates LLC	1.01%	1.01%
SP Jennison International Growth Portfolio	II	Jennison Associates LLC	1.80%	1.80%
Putnam Variable Trust				
Putnam VT Discovery Growth Fund	IB	Putnam Investment Management, LLC	1.81%	1.81%
Putnam VT Growth and Income	IB	Putnam Investment Management, LLC	0.77%	0.77%
Putnam VT International Growth and Income	IB	Putnam Investment Management, LLC	1.25%	1.25%
UBS Series Trust				
UBS Tactical Allocation Portfolio	I	UBS Global Asset Management	0.91%	0.91%



Golden American Life Insurance Company

Golden American Life Insurance Company is a stock company domiciled in Delaware.